兖州煤业股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

Address : 298 Fushan South Road, Zoucheng, Shandong Province, China    Tel : (86537)5385343  Fax:(86537)5383311

October 18, 2011

VIA EDGAR

Karl Hiller, Branch Chief

Paul Monsour, Staff Accountant

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Tel (202) 551-3686

Fax (703) 813-6982

Re:	Yanzhou Coal Mining Company

Form 20-F for the Fiscal Year ended December 31, 2010

Filed on June 24, 2011

File No. 001-14714

Dear Mr. Hiller and Mr. Monsour:

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comment contained in the letter dated September 26, 2011 of the staff of the United States Securities and Exchange Commission (the “Staff”) on our Form 20-F filing for the fiscal year ended December 31, 2010. The comment has been reproduced below with the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 48 – Retirement Benefits, page F-97

1.	We note your disclosure stating that your “Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.” However, in the paragraph that follows, you have disclosure stating that you reimburse your parent company for the actual costs incurred related to these benefits. Please address the following points:

•	Quantify the amount of any liability that you have recorded as of the balance sheet date for these expenses.

•

Describe and quantify any differences that you perceive in the level of your obligation or exposure under the current arrangement compared to that which would arise if you were directly responsible for the same pension and other welfare benefits being provided.

In response to the Staff’s comment, the Company responds as follows:

Retirement Benefits

•

For the year ended December 31, 2010, the aggregate amount of retirement benefits paid by the Company was RMB1,087,377,000 (the “Aggregate Retirement Benefits”), among which, RMB640,933,000 was endowment insurance expenses for its current employees and RMB446,444,000 was retirement benefits for retired employees (the “Retirement Benefits for Retired Employees”). Pursuant to the agreement between the Company and Yankuang (Group) Corporation Ltd. (the “Parent Company”), the Parent Company shall collect the Aggregate Retirement Benefits from the Company and distribute the same amount to the relevant PRC social security authorities and employees in accordance with PRC laws and regulations. The Parent Company does not impose on us any extra charges or expenses for this arrangement.

The Company further confirms that the Parent Company adopts the same arrangement to manage the Retirement Benefits for Retired Employees to be paid by all of its subsidiaries in the PRC.

•

As discussed above, the Aggregate Retirement Benefits were paid to the relevant PRC social security authorities and employees by the Parent Company on behalf of the Company. As the Company has not set up any department to manage the Aggregate Retirement Benefits since its establishment, the management expenses would increase if the Company is directly responsible for the same pension being provided. Therefore, the Company is of the opinion that there is no material difference in the level of its obligation or exposure under the current arrangement compared to that which would arise if the Company was directly responsible for the same pension and other welfare benefits being provided.

Therefore, the Company does not think it necessary to amend its filing, as the Company believes that the disclosure in the current Form 20-F is true and accurate.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding our response to the undersigned at (86) 537-538-3311.

Yours truly,

/s/ WU Yuxiang

WU Yuxiang
Chief Financial Officer

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